SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

(Name of Subject Company (Issuer))

AMGEN INC.

(Name of Filing Person (Issuer))

Liquid Yield Option Notes due 2032 (Zero Coupon—Senior)
(Title of Class of Securities)

031162 AC4 and 031162 AE0
(CUSIP Number of Class of Securities)

David J. Scott, Esq.	with copy to:
Senior Vice President, General Counsel
and Secretary	Tracy Edmonson, Esq.
One Amgen Center Drive	Brian Cartwright, Esq.
Thousand Oaks, California 91320-1799	Latham & Watkins LLP
(805) 447-1000	505 Montgomery Street, Suite 1900
(Name, address and telephone number of person	San Francisco, CA 94111-2562
authorized to receive notices and communications on	(415) 391-0600
behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $2,917,472,061	Amount of Filing Fee** $343,386

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “LYONs”), as described herein, is $738.68 per $1,000 principal amount at maturity outstanding. As of January 31, 2005, there was $3,949,575,000 in aggregate principal amount at maturity of LYONs outstanding, resulting in an aggregate maximum purchase price of $2,917,472,061.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of March 1, 2002 (the “Indenture”), between Amgen Inc., a Delaware corporation (the “Company”), and LaSalle Bank National Association, as trustee (the “Trustee”), for the Company’s Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Securities”), this Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, the Company Notice, dated January 31, 2005 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

     This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

     The Company is the issuer of the Securities and is obligated to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, $0.0001 par value per share, of the Company. The Company maintains its registered and principal executive offices at One Amgen Center Drive, Thousand Oaks, California 91320-1799 and the telephone number there is (805) 447-1000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

     (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

     (b) Not applicable.

Item 11. Additional Information.

     (a) Not applicable.

     (b) Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of Liquid Yield Option Notes due 2032, dated January 31, 2005.

(a)(1)(B)	Form of Substitute Form W-9.

(a)(5)	Press release issued by the Company on January 31, 2005.

(b)	Not applicable.

(d)	Indenture, dated as of March 1, 2002, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2002.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMGEN INC.

By:	/s/	Richard D. Nanula

Name:		Richard D. Nanula
Title:		Executive Vice President and Chief Financial Officer

Dated:	January 31, 2005

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of Liquid Yield Option Notes due 2032, dated January 31, 2005.

(a)(1)(B)	Form of Substitute Form W-9.

(a)(5)	Press release issued by the Company on January 31, 2005.

(b)	Not applicable.

(d)	Indenture, dated as of March 1, 2002, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2002.

(g)	Not applicable.

(h)	Not applicable.